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EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Loss before provision for income taxes	$(211,870)	$(31,846)	$(186,540)	$(44,146)	$(82,848)
Fixed charges	29,166	24,047	22,653	22,818	17,131

Total earnings and fixed charges	(182,704)	(7,799)	$(163,887)	$(21,328)	$(65,717)

Fixed charges	29,166	24,047	22,653	22,818	17,131

Ratio of earnings to fixed charges(1)(2)	NM	NM	NM	NM	NM

(1)
The ratio of earnings to fixed charges is computed by dividing loss before provision for income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, plus amortization of debt issuance expenses. Earnings were insufficient to cover fixed charges by $211.9 million, $31.8 million, $186.5 million, $44.1 million and $82.8 million for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 respectively.

(2)
NM—Not meaningful.

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  EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES